

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

Via E-mail
Gregory B. Maffei
Chief Executive Officer and President
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty Interactive Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 12, 2012**
> **File No. 333-180543**

Dear Mr. Maffei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page 1

1. We note your response to comment 1 from our letter dated May 31, 2012. Please revise your disclosure here and throughout your prospectus to state that in the event your board of directors determines to reattribute some or all of the proceeds to the Interactive Group, you would compensate the Ventures Group through an inter-group loan, interest or the transfer of another asset for fair value under your "current" management and allocation policies.

Summary, page 10

Reasons for the Tracking Stock Proposal…, page 13

2. We note your response to comment 3 from our letter dated May 31, 2012. The first bullet point of this section indicates that this transaction "should…encourage greater market

recognition of the value of <u>all</u> of [y]our businesses and assets and enhance stockholder value." We understand that reflecting separately the performance of the businesses and assets attributed to each group may facilitate a valuation of each group's separate merits and facilitate benchmarking to different peer groups, thereby increasing "transparency." However, it appears that the attribution of Liberty's more complex debt obligations and deferred tax liabilities to the Ventures Group would only simplify the financial results of the Interactive Group and thereby enhance the Interactive Group's stockholder value. It is unclear how this transaction would enhance stockholder value of the Ventures Group. Please expand your disclosure to provide support for this statement or revise your disclosure accordingly.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

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